UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K      [_] Form 20-F     [_] Form 11-K    [_] Form 10-Q     [_] Form 10-D     [_] Form N-SAR     [_] N-CSR

For Period Ended: December 31, 2021

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Lifeway Foods, Inc.

Full Name of Registrant:

 Not Applicable

Former Name if Applicable

6431 Oakton Street

Address of Principal Executive Office (Street and Number)

Morton Grove, IL 60053

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Lifeway Foods, Inc. (the "Company") is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K the period ended December 31, 2021 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period provided by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.

During the preparation of its financial statements for the year ended December 31, 2021, the Company identified an error in accounting for income taxes. At the time of a 2009 business acquisition, the Company did not record a deferred income tax liability, and a corresponding increase to goodwill, related to the difference in book and income tax basis for one indefinite-lived brand name intangible asset. The identified amount is $1.18 million of increase in goodwill and increase in deferred income tax liability.

The Company is evaluating the effect of this error on its current and prior period filings. The Company is working diligently with its external auditor on this matter.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eric Hanson	(847)	779-8954
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [__] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lifeway Foods, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By:	/s/ Eric Hanson Eric Hanson, Chief Financial Officer